September 3, 2025

Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
130 S Indian River Drive
Suite 202 pbm# 1232
Fort Pierce, FL 34950

       Re: Caring Brands, Inc.
           Registration Statement on Form S-1
           Filed August 21, 2025
           File No. 333-289767
Dear Glynn Wilson:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 18, 2025 letter.

Form S-1 filed August 21, 2025
Business, page 40

1. We refer to your disclosure on page F-10 that you have recently entered into various agreements, including the short-term loan with the chairman of the board, a consulting arrangement with a finance professional to provide services in connection with its registration statement, an agreement with a service provider to provide investor relation services, and an agreement with Greentree Financial Group, Inc. With respect to each agreement, please revise your disclosure to provide a brief description of the material terms of the agreement, including the identification of the third-party provider, and file the agreement as an exhibit to the registration statement or provide your analysis as to why such agreement would not be required under Item 601(b)(10)
 September 3, 2025
Page 2

       of Regulation S-K.
Note 10 - Subsequent Events, page F-10

2. Please expand your disclosures to ensure you provide all of the material terms for each subsequent event and discuss how and to what extent each subsequent event will impact your consolidated financial statements.
Item 16. Exhibits and Financial Statement Schedules
Exhibit No. 23.1, page II-2

3. Please request M&K CPAS, LLC to revise their consent to refer to the correct filing and to identify the as of date (i.e., December 31, 2024) for the successor period as they did for the predecessor period.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Arthur Marcus